Exhibit 99.1

Vermilion Energy Trust Announces Closing of over-Allotment Option

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

CALGARY, Alberta--(BUSINESS WIRE)--December 1, 2009--Vermilion Energy Trust ("Vermilion" and or the "Trust") announces that it has closed its previously announced over-allotment option (the “Over-Allotment Option”) pursuant to the Trust's equity offering of trust units announced on October 13, 2009 (the "Offering"). The exercise of the Over-Allotment Option resulted in the issuance of 809,000 trust units at a price of $30.90 per trust unit for gross proceeds of approximately $25 million. As a result of the exercise of the Over-Allotment Option, the aggregate gross proceeds to Vermilion of the Offering were approximately $250 million.

The Offering was conducted through a syndicate of underwriters co-led by TD Securities Inc. and CIBC World Markets Inc., and included BMO Capital Markets, RBC Capital Markets, Scotia Capital Inc., National Bank Financial Inc., FirstEnergy Capital Corp., Canaccord Capital Corporation, Peters & Co. Limited, Macquarie Capital Markets Canada Ltd., Genuity Capital Markets and Raymond James Ltd. (collectively, the “Underwriters”).

This news release does not constitute an offer to sell or the solicitation of any offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdictions. The securities offered will not be registered under the United States Securities Act of 1933, as amended (the “1933 Act”) and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements of the 1933 Act and applicable state securities laws.

About Vermilion

Vermilion adheres to a value creation strategy through the execution of asset optimization programs and strategic acquisitions, and focuses on the development and optimization of mature producing properties in Western Canada, Western Europe and Australia. Vermilion also exposes its unitholders to significant upside opportunities through a combination of equity sponsorship in new ventures and managed participation in high impact projects. Management and directors of the Trust hold approximately 9% of the outstanding units and are dedicated to consistently delivering superior rewards for all its stakeholders. Vermilion Energy Trust trades on the Toronto Stock Exchange under the symbol VET.UN.

CONTACT:
Vermilion Energy Trust
Lorenzo Donadeo, President & CEO;
Curtis Hicks, Executive Vice President & CFO; or
Paul Beique, VP Capital Markets
TEL (403) 269-4884
investor_relations@vermilionenergy.com
www.vermilionenergy.com